SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 3)

SAUER-DANFOSS INC.

(Name of Subject Company)

DANFOSS ACQUISITION, INC.

a wholly owned subsidiary of

DANFOSS A/S

(Names of Filing Persons (offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

804 137 107
(CUSIP Number of Class of Securities)

Anders Stahlschmidt
Vice President and General Counsel
Nordborgvej 81
6430 Nordborg
Denmark
45 7488 2222

with copies to:

William A. Groll
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
Telephone: (212) 225-2000

(Name, Address, and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$689,845,513.50	$94,094.93

*                                         The calculation assumes the purchase of all issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Sauer-Danfoss Inc., a Delaware corporation (the “Company”), other than Shares owned by Danfoss A/S, a corporation organized under the laws of Denmark, and its subsidiaries (collectively, excluding the Company and its subsidiaries, the “Danfoss Group”), at a purchase price of $58.50 per Share, net to the seller in cash. As of February 25, 2013, there were 48,462,518 Shares issued and outstanding, of which 36,629,787 Shares are owned by the Danfoss Group and of which 40,500 Shares are restricted Shares that cannot be tendered in the offer. As a result, this calculation assumes the purchase of 11,792,231 Shares.

**                                  The amount of the filing fee, is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 1 for Fiscal Year 2013 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.0001364.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $94,094.93	Filing Party: Danfoss A/S, Danfoss Acquisition, Inc.
Form or Registration No.: Schedule TO-T	Date Filed: March 15, 2013

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                    third-party tender offer subject to Rule 14d-1.

☐                      issuer tender offer subject to Rule 13e-4.

☒                    going-private transaction subject to Rule 13e-3.

☒                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement originally filed under cover of Schedule TO (the “Schedule TO”) with the Securities and Exchange Commission on March 15, 2013, as amended and supplemented by Amendment No. 1 filed on March 25, 2013 and Amendment No. 2 filed on April 4, 2013, by Danfoss Acquisition, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Danfoss A/S, a corporation organized under the laws of Denmark (“Parent”).  The Schedule TO relates to the offer to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Sauer-Danfoss Inc., a Delaware corporation (the “Company”), that are not already owned by Parent and its subsidiaries at a price of $58.50 per Share, net to the seller in cash, without interest and less any required withholding taxes, and on the other terms and subject to the conditions specified in the Offer to Purchase, dated March 15, 2013 (as amended and supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal, respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). This Amendment No. 3 also constitutes an amendment to the Schedule 13D of Parent and the Purchaser, as previously amended.

The information in the Schedule TO is incorporated in this Amendment No. 3 by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 3.  Capitalized terms used in this Amendment No. 3 without definition shall have the meanings specified in the Schedule TO.

Item 9 of Schedule 13E-3.  Reports, Opinions, Appraisals and Negotiations

The fourth sentence of the first paragraph under the caption “Current Tender Offer” in “Special Factors—Section 1—Background” on page 6 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“On November 26, 2012, Parent met with Citigroup Global Markets Inc. (“Citi”) to discuss Citi’s experience and qualifications to act as its financial advisor and Citi’s preliminary views with respect to the Potential Acquisition. The discussion materials prepared by Citi in connection with the November 26 meeting have been filed as an exhibit to Item 16 of the Schedule 13E-3 filed with the SEC in connection with the Offer. By their nature, the November 26 discussion materials were preliminary and were not relied upon by Parent in making its determination with respect to the Offer. The preliminary analyses included in the November 26 discussion materials were based on market information as of November 24, 2012 and certain information provided to Citi by Parent at the time and such analyses were superseded in their entirety by the February 11, 2013 presentation of Citi described under “—Section 5—Summary of Citi Presentation” and separately filed as an Exhibit to Item 16 of the Schedule 13E-3 filed with the SEC in connection with the Offer. Later that day, Parent engaged Citi as its financial advisor in connection with the Potential Acquisition.”

Item 16 of Schedule 13E-3.  Exhibits

(c)(2)	Discussion Materials of Citigroup Global Markets Inc., dated November 26, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 10, 2013

DANFOSS A/S

By:	/s/ Niels B. Christiansen
Name:	Niels B. Christiansen
Title:	President & CEO

By:	/s/ Kim Fausing
Name:	Kim Fausing
Title:	Executive Vice President & COO

DANFOSS ACQUISITION, INC.

By:	/s/ Anders Stahlschmidt
Name:	Anders Stahlschmidt
Title:	Vice President, Secretary & Treasurer

EXHIBIT INDEX

(c)(2)	Discussion Materials of Citigroup Global Markets Inc., dated November 26, 2012.